July 9, 2025

Alinda Van Wyk
Chief Financial Officer
Super Group (SGHC) Limited
Kingsway House
Havilland Street
St Peter Port, Guernsey, GY1 2QE

       Re: Super Group (SGHC) Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-41253
Dear Alinda Van Wyk:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 5.A. Operating Results
Results of Operations
Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023 Revenue, page 80

1. Please quantify all factors cited for the variances in each revenue category, particularly in regard to changes in the volume or amount of products/offerings provided or to the introduction of new products/offerings cited in your analysis. Refer to the introductory paragraph of Item 5 and Item 5.A.1 of Form 20-F. Additionally,
       explain what "margins" you cite refers to and how changes therein affect your revenue.
 July 9, 2025
Page 2
Notes to Consolidated Financial Statements
Note 2. Accounting policies, page F-9

2. Please explain to us why you do not present accounting polices for net gaming revenue, gaming incentives including bonuses, comps and payments to game suppliers, and affiliate(s) marketing. In regards to affiliates marketing and payments
       to game suppliers, explain to us what each represents and your basis of recognition, how amounts for each are incurred, the basis for these amounts, how they
       are paid, and where initial amounts incurred are reported in the statement of cash flows.

Note 11.1 Exit from U.S. sportsbook market, page F-43

3. Please explain to us your consideration of presenting and disclosing the exit from the
       U.S. sportsbook market as discontinued operations in your financial statements for the years ended December 31, 2024 and 2023. Refer to the guidance in IFRS 5 and specifically the presentation and disclosure requirements of paragraphs 30 through 34.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services